SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 25 July 2012

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

25 July 2012
BT GROUP PLC

RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2012

BT Group plc (BT.L) today announced its results for the first quarter to 30 June 2012.

Ian Livingston, Chief Executive, commenting on the results, said:

"We have delivered another quarter of profit growth and the 11th consecutive quarter of double-digit earnings per share growth, although our quarterly cash flow was impacted by the timing of working capital movements. There were good performances in BT Retail, BT Wholesale and Openreach while BT Global Services was impacted by the tough conditions in Europe and the financial services sector.

"Our financial performance allows us to keep investing for the future. Our engineers are rolling out fibre at pace bringing fibre broadband to over 2m more homes and businesses in the quarter and it's now available to over 11m premises. Our investment plans are creating around 2,000 jobs in 2012 by recruiting engineers to support our fibre plans and opening four new UK call centres. We continue to make good progress with our investments in the faster growing economies."

First quarter results:

		First quarter to 30 June 2012
		£m	Change
Revenue		4,484	(6)%
Underlying revenue excluding transit			(3.2)%
EBITDA1		1,463	2%
Profit before tax1		578	8%
Earnings per share	- adjusted1	5.7p	10%
	- reported	5.8p	16%
Normalised free cash flow2		(124)	£(325)m
Net debt		9,142	£557m

1 Before specific items
2 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments

RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2012

Group results

	First quarter to 30 June
	2012	2011	Change
	£m	£m	%
Revenue	4,484	4,764	(6)
- underlying revenue excluding transit1			(3.2)
EBITDA
- adjusted2	1,463	1,436	2
- reported	1,461	1,370	7
Operating profit
- adjusted2	740	697	6
- reported	738	631	17
Profit before tax
- adjusted2	578	533	8
- reported	584	517	13
Earnings per share
- adjusted2	5.7p	5.2p	10
- reported	5.8p	5.0p	16
Capital expenditure	622	582	7
Free cash flow
- normalised3	(124)	201	n/m
- adjusted2	38	308	(88)
Net debt	9,142	8,585	6

Line of business results2

	Revenue			EBITDA			Operating cash flow
First quarter to 30 June	2012	2011	Change	2012	2011	Change	2012	2011	Change
	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,730	1,905	(9)	119	138	(14)	(315)	(60)	n/m
BT Retail	1,776	1,830	(3)	476	446	7	247	294	(16)
BT Wholesale	923	1,004	(8)	300	307	(2)	129	119	8
Openreach	1,257	1,255	0	553	538	3	209	177	18
Other and intra-group items	(1,202)	(1,230)	2	15	7	n/m	(232)	(222)	(5)
Total	4,484	4,764	(6)	1,463	1,436	2	38	308	(88)

1 Underlying revenue excluding transit is defined below
2 Before specific items. Specific items are defined below
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
n/m = not meaningful

Notes:

1)   Unless otherwise stated, any reference to revenue, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, operating costs, profit before tax, earnings per share (EPS) and free cash flow are measured before specific items. The commentary focuses on the trading results on an adjusted basis being before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported EBITDA, reported operating profit, reported profit before tax, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

2)   Underlying revenue, underlying costs and underlying EBITDA are measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We are focusing on the trends in underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

3)   Unless otherwise stated, the references 2011, 2012, 2013, 2014 and 2015 are the financial years to 31 March 2011, 2012, 2013, 2014 and 2015, respectively, except in relation to our fibre roll-out plans and job creation and recruitment plans which are based on calendar years.

Enquiries

Press office:
Ross Cook                                                                                Tel: 020 7356 5369

Investor relations:
Catherine Nash                                                                          Tel: 020 7356 4909

A conference call for analysts and investors will be held at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

The second quarter and half year results for 2013 are expected to be announced on Thursday 1 November 2012.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year ended 31 March 2012, BT Group's revenue was £18,897m with profit before taxation of £2,445m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/4211I_-2012-7-24.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary.

Date 25 July 2012